Snipp Signs US$500,000+ Agreement With a Leading Importer for the Retail

Industry

TORONTO, Sept. 25, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a three-year US$542,000 minimum value guaranteed contract from a new client, a leading importer for the retail industry (the ‘Customer’). The Customer currently supplies over 12,000 stores in the U.S. and is one of the largest and most respected companies of its kind in the country; well-regarded for its dedication to quality, innovation, service and trust. The program only covers one category of product from the Customer's entire catalogue and has the prospect of expanding to other categories of the client’s portfolio of thousands of different products.

The Customer ran a pilot program on Snipp’s market leading SnippCheck platform earlier this year and based on the success of this program elected to sign a long-term contract. Under the terms of the agreement, Snipp will run and manage a receipt-based continuity program, aimed at driving awareness and increasing basket size and frequency of purchase. The program will enable consumers to purchase qualifying brand and partner brand products over multiple transactions to earn retailer specific eGift cards. Snipp will be the one-stop shop solution provider - from receipt validation on SnippCheck, Snipp’s market-leading receipt processing platform, to point management and reward procurement and fulfillment on its Snipp Loyalty and Rewards platform.

“We are very excited to sign a new client based on the effectiveness of another pilot program, a strategy that has yielded considerable success in expanding our growing list of long-term contracts. Each conversion from a test program to a multiyear contract is a validation of the importance of our targeted and impactful solutions for our clients,” said Atul Sabharwal, CEO of Snipp. “This also marks Snipp’s first foray into a new Customer segment. We look forward to developing solutions for an increasingly diverse customer base as new industries and consumer segments discover the value of our products.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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